

April 30, 2013

Via E-mail
Paul J. Milano
Chief Financial Officer
Pulaski Financial Corp.
12300 Olive Boulevard
St. Louis, MO 63141

  Re: Pulaski Financial Corp.
    Form 10-K for Fiscal Year Ended
    September 30, 2012
    Filed December 21, 2012
    File No. 000-24571

Dear Mr. Milano:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ John P. Nolan

         John P. Nolan
         Senior Assistant Chief Accountant